Exhibit (c)(6)
March 1, 2011 PRESENTATION TO THE SPECIAL COMMITTEE

TABLE OF CONTENTS Section I Recent Events and Current Situation Summary Section II Summary of Minnesota Transaction Section IV Summary Valuation Analysis of VCG Holding

RECENT EVENTS AND CURRENT SITUATION SUMMARY Section I

RECENT EVENTS Signed merger agreement with Troy Lowrie, its Chairman and CEO on November 10, 2010 $2.25 per share consideration to be paid in cash Go-private transaction At signing, was expected to close in the first quarter of 2011 Proposed sale of Schieks Palace Royale in Minneapolis, MN to Rick's Cabaret Purchase price of $3.1 million, paid in cash LOI tentatively has the execution of definitive agreements scheduled for March 15, 2011 Ruling against VCG's club in Thee Dollhouse litigation Previously had accrued $2.1 million in expenses, but vigorously pursued all available appeals to minimize actual payments Recent ruling will require the Company to pay the vast majority, if not all, of the original arbitrated amount Exact amount still under negotiation, variable based on timing and other considerations

RECENT EVENTS (cont.) Failed appeals in Louisville ordinance litigation County ordinance imposes certain restrictions on adult businesses, such as a substantial restriction on hours of operation, a prohibition on the sale of alcohol Management believes restrictions likely to result in decreased revenues for PT's Showclub in Louisville Updated financial projections 2010 EBITDA of $10.2 million was greater than initial forecasts but represent a decrease compared the LTM EBITDA as of Q3 The Company reforecast its five year model with slightly higher sales growth and lower expense growth assumptions The following company summaries and analyses take into account the recent events and assess the pro forma impact Key assumptions: $3.1 million additional cash from Minneapolis club sale proceeds $2.1 million additional debt reallocated from accrued expenses due to higher certainty of required payment Revenue and EBITDA figures exclude contributions of Ft. Worth and Minneapolis clubs

HISTORICAL AND PROJECTED FINANCIAL PERFORMANCE TRENDS Source: Company management and North Point estimates. Revenue and EBITDA figures pro forma for the sale of Golden and Classic clubs. Projections represent base case scenario Revenue: 2008 - 2015P (In millions) Adjusted EBITDA 2008 - 2015P (In millions) Number of Clubs: 2008 - 2015P EBITDA Margin 2008 - 2015P

BALANCE SHEET SUMMARY

VCGH TRADING STATISTICS

INDEXED PRICE PERFORMANCE VS. INDUSTRY

LTM TRADING HISTOGRAM Note: As of March 1, 2011.

OWNERSHIP SUMMARY

SUMMARY OF MINNESOTA TRANSACTION Section II

SUMMARY OF TRANSACTION On February 15, VCGH and Rick's Cabaret signed an LOI whereby Rick's would acquire all the assets of Schiek's Palace Royale in Minneapolis, Minnesota Total aggregate consideration of $3,050,000 paid in cash Also agree to 5 year non-compete in the surrounding area Agreement includes typical terms and conditions to closing Tentatively scheduled to close the transaction on March 15, 2011 Schiek's has performed poorly since its acquisition in mid-2007 VCGH originally purchase for approximately $7 million Sales fell from $5.1 million in 2006 to $3.5 million in 2010, a 32% decline EBITDA fell sharply and has been negative the past two years Valuation favorable in light of lack of profitability and consistently downward trend in sales In line with $1.8 million sale of Ft. Worth club that had approximately $2 million in sales and close to breakeven EBITDA All cash transaction for Minneapolis vs. cash and stock in Ft. Worth deal

Section III SUMMARY VALUATION ANALYSIS OF VCG HOLDING

VALUATION SUMMARY Lowrie Deal: $2.25 NM

LTM TRADING HISTOGRAM PRIOR TO ANNOUNCEMENT Note: As of November 9, 2010.

COMPARABLE PUBLIC COMPANIES

COMPARABLE M&A TRANSACTIONS

COMPARABLE M&A TRANSACTIONS (Cont.)

PURCHASE PRICE PREMIUM ANALYSIS

DISCOUNTED CASH FLOW ANALYSIS - DOWNSIDE CASE

DISCOUNTED CASH FLOW ANALYSIS - BASE CASE

DISCOUNTED CASH FLOW ANALYSIS - UPSIDE CASE

WEIGHTED AVERAGE COST OF CAPITAL

LBO ANALYSIS SUMMARY

LBO ANALYSIS DETAIL

BREAKUP ANALYSIS Sale of Fort Worth club ($1.8 million) and proposed sale of Minneapolis club ($3.1 million) are significantly less than the price at which VCGH acquired them, due to downward performance trends Indicative of what may be achievable if selling other clubs, given many have declined since acquisition If all clubs sold at comparable multiples to that at which each was acquired, implied equity value per share is approximately $2.11